Exhibit 3.2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

NATIONAL HEALTH INVESTORS, INC.

THIS IS TO CERTIFY:

FIRST:    That the Articles of Incorporation of National Health Investors, Inc., a Maryland corporation, having its principal office at City Center, 100 Vine Street, Murfreesboro, Tennessee 37130 (hereinafter referred to as the “Corporation”) is hereby amended as follows:

The following shall be and hereby is added as a new paragraph to the Articles of Incorporation of the Corporation, as heretofore amended or restated, following the end of Section 9 thereof:

9.4    Nothing in this Articles NINTH shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange.

Sections 9.3.8 and 9.3.10 have been deleted in their entirety and replaced therefore with the following text:

9.3.8    Subject to the provisions of Section 9.4, notwithstanding any other provision or these Articles of Incorporation to the contrary, any purported acquisition of Stock of the Corporation that would result in the disqualification of the Corporation as a REIT shall be null and void.

9.3.10    Subject to the provisions of Section 9.4, nothing contained in this Section 9.3 of in any other provision of these Articles of Incorporation shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of the Stockholders by preservation of the Corporation’s qualification as a REIT under the REIT Provisions.

SECOND:    That the amendment of the Corporation’s Articles of Incorporation as hereinabove set forth was duly advised by the Board of Directors of the Corporation on March 10, 1994, and duly approved by the Stockholders of the Corporation on March 10, 1994.

THIRD:    That the total number of shares of all classes of stock which the Corporation had authority to issue, immediately before this amendment, was fifty million (50,000,000) shares, each share having a par value of $.01, of which forty million (40,000,000) shares shall be Common Stock and ten million (10,000,000) shares shall be Preferred Stock.

FOURTH:    The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Corporation’s Common Stock were not changed by this amendment.

FIFTH:    Each of the undersigned officers of the Corporation acknowledges these Articles of Amendment to be the corporate act of said Corporation and, with respect to all matters and facts otherwise required to be versified under oath, each of the undersigned acknowledges that to the best of his knowledge, information and belief, such matters and facts are true in all material respects and such statement is made under the penalties of perjury.

IN WITNESS WHEREOF, National Health Investors, Inc. has caused by these presents to be signed in its name and on its behalf by its President and its corporate seal to be hereunto affixed and attested by its Secretary on this 8th day of June, 1994.

ATTEST:	NATIONAL HEALTH INVESTORS, INC.

/s/Richard F. LaRoche, Jr.	/s/W. Andrew Adams
Richard F. LaRoche, Jr. Secretary	W. Andrew Adams President